# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Dynamic Credit Allocation Fund, Inc., CIK 0001515324
CUSIP: 04014F4*0
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 1800 AVENUE OF THE STARS, SUITE 1400, LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-002522
Filed by CIK 0000009712

## Reporting persons
- PRINCIPAL LIFE INSURANCE CO: type of reporting person: insurance company (IC); citizenship or place of organization: Iowa (IA); sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4% of the class)
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4% of the class)

## Item 1. Issuer
Name of issuer: Ares Dynamic Credit Allocation Fund, Inc.
Address of issuer's principal executive offices:
1800 AVENUE OF THE STARS, SUITE 1400, LOS ANGELES, CALIFORNIA
90067

## Item 2. Person Filing
Name of person filing: This Statement is filed by Principal Life Insurance Company (PLIC) and Principal Global Investors, LLC (PGI) and jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1. This Statement relates to the shares of Mandatory Redeemable Preferred Stock (the Shares) of the Issuer indirectly beneficially owned by PGI and directly beneficially owned by PLIC.
Address of principal business office or, if none, residence:
PRINCIPAL LIFE INSURANCE CO
711 HIGH STREET
DES MOINES, IOWA 50392-0300

PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, IOWA 50392-0300
Citizenship:
PRINCIPAL LIFE INSURANCE CO - IOWA

PRINCIPAL GLOBAL INVESTORS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Principal Life Insurance Company (PLIC) and Principal Global Investors, LLC (PGI) jointly own 160,000
Shares.

As of September 30, 2026, PGI may be deemed to be the beneficial owner of 160,000 Shares, which are beneficially owned directly by PLIC.
Percent of class: 4.0
Sole power to vote or to direct the vote:
PRINCIPAL LIFE INSURANCE CO - 0

PRINCIPAL GLOBAL INVESTORS - 0
Shared power to vote or to direct the vote:
PRINCIPAL LIFE INSURANCE CO - 160,000

PRINCIPAL GLOBAL INVESTORS - 160,000
Sole power to dispose or to direct the disposition:
PRINCIPAL LIFE INSURANCE CO - 0

PRINCIPAL GLOBAL INVESTORS - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL LIFE INSURANCE CO - 160,000

PRINCIPAL GLOBAL INVESTORS - 160,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
This Statement is filed by Principal Life Insurance Company and Principal Global Investors LLC jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL LIFE INSURANCE CO: /s/ J. Markham Penrod, J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (10/28/2026)
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (10/28/2026)